FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  01 March 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Holding(s) in Company
2. Holding(s) in Company
3. Holding(s) in Company
4. Director/PDMR Shareholding
5. Director/PDMR Shareholding
6. Director/PDMR Shareholding
7. Director/PDMR Shareholding



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/   ALAN BUCHANAN
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  01 March 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.      Holding(s) in Company announcement released on 01 February 2006
2.      Holding(s) in Company announcement released on 02 February 2006
3.      Holding(s) in Company announcement released on 10 February 2006
4.      Director/PDMR Shareholding announcement released on 15 February 2006
5.      Director/PDMR Shareholding announcement released on 23 February 2006
6.      Director/PDMR Shareholding announcement released on 24 February 2006
7.      Director/PDMR Shareholding announcement released on 28 February 2006

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc


2. Name of shareholder having a major interest


Deutsche Bank AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Deutsche Bank AG



5. Number of shares / amount of stock acquired


11,776,274



6. Percentage of issued class


1.04%



7. Number of shares / amount of stock disposed


n/a



8. Percentage of issued class


n/a



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


1 February 2006



12. Total holding following this notification


46,042,736



13. Total percentage holding of issued class following this notification


4.07%



14. Any additional information



15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


1 February 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Barclays PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland                                                   257,970
Bank of Ireland                                                   785,220
Bank of Ireland                                                   491,982
Bank of Ireland                                                   691,957
Bank of Ireland                                                   162,245
Bank of Ireland Nominees Limited                                  417,416
Bank of Ireland Nominees Limited                                  2,988,319
Bank of New York                                                  38,624
Bank of New York                                                  22,403
Bank of New York                                                  468,619
Bank of New York                                                  90,500
Bank of New York                                                  2,595,181
Bank of New York                                                  374,875
Bank of New York                                                  2,203,544
Bank of New York                                                  2,719,120
Bank of New York                                                  291,498
BARCLAYS CAPITAL NOMINEES                                         427,786
BARCLAYS CAPITAL NOMINEES                                         -436,589
BARCLAYS CAPITAL NOMINEES                                         -676,037
BARCLAYS CAPITAL NOMINEES                                         2,314,626
Barclays Global Investors Canada                                  30,780
Barclays Noms Monument R97                                        18,024
Barclays Trust & Co & Others                                      1,190
Barclays Trust Co R69                                             1,729
Barclayshare Nominees Limited                                     2,963
Barclayshare Nominee Ltd                                          500
BNP PARIBAS                                                       274,480
BNY (OCS) Nominees Ltd                                            206,688
BNY (OCS) Nominees Ltd                                            496,772
BT Globenet Nominees Ltd                                          154,696
CHASE NOMINEES LTD                                                611,028
CHASE NOMINEES LTD                                                162,496
CHASE NOMINEES LTD                                                141,184
CHASE NOMINEES LTD                                                158,726
CHASE NOMINEES LTD                                                1,176,442
CHASE NOMINEES LTD                                                744,538
CHASE NOMINEES LTD                                                28,079,381
CHASE NOMINEES LTD                                                414,827
CHASE NOMINEES LTD                                                69,849
CHASE NOMINEES LTD                                                131,839
CHASE NOMINEES LTD                                                353,368
CHASE NOMINEES LTD                                                359,331
CHASE NOMINEES LTD                                                464,461
CHASE NOMINEES LTD                                                1,016,504
CHASE NOMINEES LTD                                                32,954
CHASE NOMINEES LTD                                                311,630
CIBC MELLON GLOBAL SECURITIES                                     182,109
Citibank                                                          92,234
Citibank                                                          281,983
Citibank                                                          268,758
Citibank                                                          28,877
Clydesdale Nominees - HGB0125                                     4,080
Clydesdale Nominees - HGB0125                                     347
Credit Suisse Asset Management                                    44,253
Deutsche Bank London                                              11,505
Deutsche Bank London                                              1,726,595
HSBC                                                              660,360
HSBC                                                              36,624
INVESTOR BANK AND TRUST CO                                        4,734
INVESTOR BANK AND TRUST CO                                        9,250,664
INVESTOR BANK AND TRUST CO                                        12,785
INVESTOR BANK AND TRUST CO                                        2,770,165
INVESTOR BANK AND TRUST CO                                        61,383
INVESTOR BANK AND TRUST CO                                        5,158
INVESTOR BANK AND TRUST CO                                        581,120
INVESTOR BANK AND TRUST CO                                        1,401,188
INVESTOR BANK AND TRUST CO                                        30,976
INVESTOR BANK AND TRUST CO                                        3,741,911
INVESTOR BANK AND TRUST CO                                        95,391
INVESTOR BANK AND TRUST CO                                        54,925
INVESTOR BANK AND TRUST CO                                        34,804
INVESTOR BANK AND TRUST CO                                        1,475,190
INVESTOR BANK AND TRUST CO                                        54,134
INVESTOR BANK AND TRUST CO                                        306,070
INVESTOR BANK AND TRUST CO                                        1,447,712
INVESTOR BANK AND TRUST CO                                        131,376
INVESTOR BANK AND TRUST CO                                        118,552
INVESTOR BANK AND TRUST CO                                        15,321
JP MORGAN (BGI CUSTODY)                                           85,833
JP MORGAN (BGI CUSTODY)                                           18,791
JP MORGAN (BGI CUSTODY)                                           90,210
JP MORGAN (BGI CUSTODY)                                           320,533
JP MORGAN (BGI CUSTODY)                                           32,023
JP MORGAN (BGI CUSTODY)                                           1,061,938
JP MORGAN (BGI CUSTODY)                                           621,042
JP MORGAN (BGI CUSTODY)                                           69,381
JP MORGAN (BGI CUSTODY)                                           350,934
JP MORGAN (BGI CUSTODY)                                           587,748
JP MORGAN (BGI CUSTODY)                                           11,635,717
JP MORGAN (BGI CUSTODY)                                           192,654
JP MORGAN (BGI CUSTODY)                                           132,090
JP MORGAN (BGI CUSTODY)                                           360,227
JP MORGAN (BGI CUSTODY)                                           78,435
JP MORGAN (BGI CUSTODY)                                           22,707
JP MORGAN (BGI CUSTODY)                                           6,913
JP MORGAN (BGI CUSTODY)                                           71,663
JP MORGAN (BGI CUSTODY)                                           26,618
JP MORGAN (BGI CUSTODY)                                           3,279,723
JP MORGAN (BGI CUSTODY)                                           640,913
JP MORGAN (BGI CUSTODY)                                           310,472
JP MORGAN (BGI CUSTODY)                                           203,986
JPM Frankfurt                                                     606,520
JPMORGAN CHASE BANK                                               6,011
JPMORGAN CHASE BANK                                               76,296
JPMORGAN CHASE BANK                                               56,496
JPMORGAN CHASE BANK                                               91,970
JPMORGAN CHASE BANK                                               85,833
JPMORGAN CHASE BANK                                               70,881
JPMORGAN CHASE BANK                                               18,791
JPMORGAN CHASE BANK                                               297,543
JPMORGAN CHASE BANK                                               27,316
JPMORGAN CHASE BANK                                               17,206
JPMORGAN CHASE BANK                                               5,101
JPMORGAN CHASE BANK                                               72,048
JPMORGAN CHASE BANK                                               16,979
JPMORGAN CHASE BANK                                               565,760
JPMORGAN CHASE BANK                                               33,992
JPMORGAN CHASE BANK                                               90,210
JPMORGAN CHASE BANK                                               129,350
JPMORGAN CHASE BANK                                               5,393
JPMORGAN CHASE BANK                                               910,953
JPMORGAN CHASE BANK                                               334,119
JPMORGAN CHASE BANK                                               982,654
JPMORGAN CHASE BANK                                               51,355
JPMORGAN CHASE BANK                                               1,462,203
KAS Associates                                                    187,159
Master Trust Bank                                                 115,106
Mellon                                                            88,451
Mellon Bank                                                       2,067,584
Mellon Bank                                                       344,282
Mellon Trust - US Custodian                                       443,998
Mellon Trust  - US Custodian                                      41,695
Mellon Trust of New England                                       472,795
Midland Bank (HSBC Bank PLC)                                      1,464,492
MITSUBISHI TRUST INTERNATIONAL                                    79,808
Mitsui Asset                                                      6,784
Nordea Bank                                                       186,365
Northern Trust                                                    13,258
Northern Trust                                                    31,590
Northern Trust                                                    225,867
Northern Trust                                                    242,744
Northern Trust                                                    421,827
Northern Trust                                                    1,351,083
NORTHERN TRUST BANK - BGI SEPA                                    688,830
NORTHERN TRUST BANK - BGI SEPA                                    590,341
NORTHERN TRUST BANK - BGI SEPA                                    152,675
Reflex Nominees Limited                                           4,311
Reflex Nominees Limited                                           393
State Street                                                      119,250
State Street                                                      529,915
State Street                                                      342,907
State Street                                                      23,441
State Street                                                      181,199
State Street                                                      21,298
State Street                                                      24,971
State Street                                                      22,894
State Street                                                      43,568
STATE STREET BANK & TRUST - WI                                    473,648
STATE STREET BOSTON                                               301,429
STATE STREET TRUST OF Canada                                      206,941
Sumitomo TB                                                       40,744
The Northern Trust Co                                             1,287,111
The Northern Trust Company - U                                    296,991
Trust & Custody Services Bank                                     5,766
UNS                                                               19,923
Zeban Nominees Limited                                            71,312
TOTAL                                                             116,027,220




5. Number of shares / amount of stock acquired


38,733,107



6. Percentage of issued class


3.42%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


2 February 2006



12. Total holding following this notification


116,027,220



13. Total percentage holding of issued class following this notification


10.26%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


2 February 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc


2. Name of shareholder having a major interest


The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Chase Nominees Limited                               33,234,990



5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


10,508,619



8. Percentage of issued class


0.93%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


10 February 2006



12. Total holding following this notification


33,234,990



13. Total percentage holding of issued class following this notification


2.94%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


10 February 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 4

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 13 February 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 8 February 2006 the Trust had sold 14,917 ordinary shares of 25p each at a price of 322p for each share.


The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 14,917 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 5

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 22 February 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 21 and 22 February 2006 the Trust had sold 36,301 and 5,582 ordinary shares of 25p each at a price of 332p and 335p for each share.



The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 41,883.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 6

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 24 February 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 23 February 2006 the Trust had sold 18,784 ordinary shares of 25p each at a price of 334.75p for each share.



The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 18,784 on the date of sale..

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 7

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 28 February 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 27 February 2006 the Trust had sold 124,790 ordinary shares of 25p each at prices ranging from 332.50p to 334.00p per share.



The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 124,790 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119